Exhibit 4.1

This SIXTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of May 20, 2013, among J. C. PENNEY CORPORATION, INC., a Delaware corporation (the “Company”), J. C. PENNEY COMPANY, INC., a Delaware corporation (the “Co-Obligor”), and WILMINGTON TRUST, NATIONAL ASSOCIATION, a corporation organized and existing as a national banking association under the laws of the United States of America, as successor trustee to U.S. Bank, National Association (formerly First Trust of California, National Association, as successor trustee to Bank of America National Trust and Savings Association) (the “Trustee”), under the Indenture, dated as of October 1, 1982, as amended and supplemented to date (the “Indenture”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Indenture.

WITNESSETH:

WHEREAS, the Company has issued its 7 ⅛% Debentures Due 2023 (the “Notes”) pursuant to the Indenture;

WHEREAS, the Company has offered to purchase for cash any and all outstanding Notes pursuant to the tender offer commenced on April 30, 2013 (the “Tender Offer”);

WHEREAS, in connection with the Tender Offer, the Company has requested that Holders of the Notes deliver their consents with respect to the amendment of certain provisions of the Indenture;

WHEREAS, Section 10.02 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture and modify the rights of Holders in certain circumstances with the consent of the Holders of not less than 66 2/3% in Principal Amount of the Outstanding Notes (the “Requisite Percentage”);

WHEREAS, the Holders of at least the Requisite Percentage have duly consented to the proposed modifications set forth in this Supplemental Indenture in accordance with the Indenture (including Section 10.02 thereof);

WHEREAS, the Company and the Co-Obligor have heretofore delivered, or are delivering contemporaneously herewith, to the Trustee (i) copies of resolutions of the Company’s and the Co-Obligor’s board of directors authorizing the execution of this Supplemental Indenture, (ii) evidence of the receipt of the Requisite Percentage of consents of the Holders set forth in the immediately preceding paragraph and (iii) the Opinion of Counsel described in Section 10.03 of the Indenture; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture and, subject to Section 2.02 herein, to make this Supplemental Indenture valid and binding have been complied with or have been done or performed.

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

AMENDMENTS

SECTION 1.01                           Amendments.

(a)           Subject to Section 2.02 hereof, the Indenture is hereby amended by deleting in their entirety and replacing with “[Intentionally Omitted.]” Sections 5.04, 5.05, 5.06, 5.07, 5.08, 5.09, 5.10, 5.11, 6.04, 7.01(4), 7.01(7), 7.15, and 11.01(2) of the Indenture.

(b)           Effective as of the date hereof, none of the Company, the Co-Obligor, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such Sections or Clauses and the Sections or Clauses deleted pursuant to Section 1.01 hereof shall not be considered in determining whether an Event of Default has occurred or whether the Company has observed, performed or complied with the provisions of the Indenture.

SECTION 1.02                           Amendment of Definitions and Section References.

(a)                 Subject to Section 2.02 hereof, the Indenture is hereby amended by deleting any definitions from the Indenture with respect to which references would be eliminated as a result of the amendments of the Indenture pursuant to Section 1.01 hereof.  The Notes are also deemed amended as appropriate to reflect the amendments to the Indenture contemplated hereby.

(b)                 Except to the extent the Indenture would require consent of each Holder for any such deletion, any and all references in the Indenture and the Notes to clauses, Sections or other terms or provisions of the Indenture or Notes referred to in Section 1.01 or that have been otherwise deleted pursuant to this Supplemental Indenture and any and all obligations thereunder related solely to such clauses, Sections, terms or provisions are hereby deleted throughout the Indenture and the Notes, and shall be of no further force and effect.

ARTICLE TWO

MISCELLANEOUS

SECTION 2.01                           Effect of Supplemental Indenture.  Except as amended hereby, all of the terms of the Indenture shall remain and continue in full force and effect and are hereby confirmed in all respects. From and after the date of this Supplemental Indenture, all references to the Indenture (whether in the Indenture or in any other agreements, documents or instruments) shall be deemed to be references to the Indenture as amended and supplemented by this Supplemental Indenture.

SECTION 2.02                           Effectiveness.  The provisions of this Supplemental Indenture shall be effective only upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the provisions of this Supplemental Indenture shall become operative only upon the purchase by the Company of at least the Requisite Percentage of the Outstanding Notes pursuant to the Tender Offer, excluding Notes owned by the Company, the Co-Obligor, or any Affiliate thereof, with the result that the amendments to the Indenture effected by this Supplemental Indenture shall be deemed to be revoked retroactive to the date hereof if such purchase shall not occur.

SECTION 2.03                           Governing Law.  This Supplemental Indenture shall be construed in accordance with and governed by, the laws of the State of New York.

SECTION 2.04                           No Representations by Trustee.  The recitals contained herein shall be taken as the statements of the Company and the Co-Obligor and the Trustee assumes no responsibility for the correctness or completeness of the same.

SECTION 2.05                           Successors. All agreements of the Company and the Co-Obligor in this Supplemental Indenture will bind their respective successors.  All agreements of the Trustee in this Supplemental Indenture will bind the Trustee’s successor.

SECTION 2.06                           Counterparts.  This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall constitute but one and the same instrument.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date hereof.

J. C. PENNEY CORPORATION, INC.

By:  /s/ Kenneth Hannah
Name:  Kenneth Hannah
Title:  Executive Vice President and Chief Financial Officer

J. C. PENNEY COMPANY, INC.

By:  /s/ Kenneth Hannah
Name:  Kenneth Hannah
Title:  Executive Vice President and Chief Financial Officer

WILMINGTON TRUST, NATIONAL ASSOCIATION, as successor Trustee

By:  /s/ Julie J. Becker
Name:  Julie J. Becker
Title:  Vice President